Exhibit 99.1

shopify

Shopify Q3 2024 Revenue Growth Accelerates to 26%, Free Cash Flow Margin Expands to 19%

Internet, Everywhere - November 12, 2024 - Shopify Inc. (NYSE, TSX: SHOP), a leading commerce technology company announced today financial results for the quarter ended September 30, 2024.

"Q3 was outstanding, further establishing Shopify as a leader in powering commerce anywhere, anytime. Our unified commerce platform is becoming the go-to choice for merchants of all sizes," said Harley Finkelstein, President of Shopify. "As the busiest shopping season of the year for our merchants approaches, they trust Shopify to provide the tools, unmatched speed, and reliability to maximize their success."

Jeff Hoffmeister, Chief Financial Officer of Shopify, said, "Shopify achieved 26% revenue growth and 19% free cash flow margin this quarter, marking our sixth consecutive quarter of greater than 25% revenue growth excluding logistics. Moreover, we have grown free cash flow margin sequentially each quarter this year, consistent with what we delivered last year. These results demonstrate the durability of our business, our multiple avenues for growth and continued discipline of balancing both future growth investment and operational leverage."

Selected Business Performance Information[1]

(In US $ millions, except percentages)

	Three months ended	
	September 30, 2024	**September 30, 2023**
GMV	69,715	56,205
MRR	175	137
Revenues	2,162	1,714
Gross profit	1,118	901
Operating income	283	122
Free cash flow	421	276
YoY revenues growth rate	*26%*	*25%*
Free cash flow margin	*19%*	*16%*

[1] See notes below for definitions of GMV, MRR and additional information on Free Cash Flow and Free Cash Flow margin, which are non-GAAP financial measures and are reconciled to the comparable GAAP measure in the Condensed Consolidated Statement of Cash Flows.

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2 2024 Outlook The outlook that follows supersedes all prior financial outlook statements made by Shopify, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see “Forward-looking Statements” below for more information. For the fourth quarter of 2024, we expect: • Revenues to grow at a mid-to-high-twenties percentage rate on a year-over-year basis; • Gross profit dollars to grow at a year-over-year rate similar to Q3 2024; • GAAP operating expense as a percentage of revenues to be 32% to 33%; • Stock-based compensation to be $120 million; and • Free cash flow margin to be similar to Q4 2023. Quarterly Conference Call Shopify’s management team will hold a conference call to discuss our third-quarter results today, November 12, 2024, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at www.shopifyinvestors.com/news-and-events. An archived replay of the webcast will be available following the conclusion of the call. Shopify’s Third Quarter 2024 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its Third Quarter 2024 Management’s Discussion and Analysis will be available on Shopify’s website at www.shopifyinvestors.com and will be filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. About Shopify Shopify is the leading global commerce company that provides essential internet infrastructure for commerce, offering trusted tools to start, scale, market, and run a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for speed, customization, reliability, and security, while delivering a better shopping experience for consumers online, in store and everywhere in between. Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Mattel, Gymshark, Heinz, FTD, Netflix, Kylie Cosmetics, SKIMS, Supreme, and many more. For more information visit www.shopify.com CONTACT INVESTORS: Carrie Gillard Director, Investor Relations IR@shopify.com CONTACT MEDIA: Alex Lyons Senior Lead, External Communications press@shopify.com Notes: (1)Gross Merchandise Volume, or GMV, represents the total dollar value of orders facilitated through the Shopify platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month. In the three months ended March 31, 2024, the Company revised the inclusion of paid trials in the calculation of MRR. Free Cash Flow and Free Cash Flow Margin are non-GAAP financial measures which are reconciled below in the Condensed Consolidated Statement of Cash Flows.

3 Shopify Inc. Condensed Consolidated Statement of Operations (In US $ millions) Three months ended September 30, 2024 September 30, 2023 Revenues Subscription solutions 610 486 Merchant solutions 1,552 1,228 2,162 1,714 Cost of revenues Subscription solutions 108 88 Merchant solutions 936 725 1,044 813 Gross profit 1,118 901 Operating expenses Sales and marketing 331 295 Research and development 332 313 General and administrative 114 137 Transaction and loan losses 58 34 Total operating expenses 835 779 Operating income 283 122 Net other income, including taxes(1) 545 596 Net income 828 718 484 545 344 173 (1) Net other income, including taxes includes interest income, gains and losses on equity and other investments, foreign exchange gains and losses and our provision for income taxes. (2) Net income excluding the impact of equity investments is a Non-GAAP financial measure. The impact of any gains or losses of our equity investments in third parties are not relevant to the fundamentals of our business. Valuations of third parties in public and private markets are outside of our control, and therefore fluctuations in those valuations have little analytical or predictive value regarding our ability to drive operational results. A full Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) are available in the Form 6-K filed concurrently with this press release with Canadian and US regulators and available at www.sedarplus.ca and www.sec.gov. less: equity investments, mark to market, net of taxes Net income excluding the impact of equity investments(2)

4 Shopify Inc. Condensed Consolidated Balance Sheets (In US $ millions) September 30, 2024 December 31, 2023 Assets Current assets Cash and cash equivalents 1,507 1,413 Marketable securities 3,388 3,595 Trade and other receivables, net 281 282 Loans and merchant cash advances, net 1,154 816 Other current assets 211 169 6,541 6,275 Long-term assets Property and equipment, net 47 49 Operating lease right-of-use assets, net 96 98 Intangible assets, net 24 29 Deferred tax assets 39 44 Long-term investments 782 115 Equity and other investments ($3,001 and $2,977, carried at fair value) 3,684 3,482 Equity method investment 664 780 Goodwill 452 427 5,788 5,024 Total assets 12,329 11,299 Liabilities and shareholders’ equity Current liabilities Accounts payable and accrued liabilities 613 579 Deferred revenue 290 302 Operating lease liabilities 18 17 921 898 Long-term liabilities Deferred revenue 159 196 Operating lease liabilities 206 217 Convertible senior notes 917 916 Deferred tax liabilities 8 6 1,290 1,335 Commitments and contingencies Shareholders’ equity Common stock 9,474 9,201 Additional paid-in capital 309 251 Accumulated other comprehensive (loss) income (1) 4 Accumulated surplus (deficit) 336 (390) Total shareholders’ equity 10,118 9,066 Total liabilities and shareholders’ equity 12,329 11,299

5 Three months ended September 30, 2024 September 30, 2023 Cash flows from operating activities Net income for the period 828 718 Adjustments to reconcile net income to net cash provided by (used in) operating activities: Amortization and depreciation 8 13 Stock-based compensation 110 102 – 38 Provision for transaction and loan losses 42 8 Deferred income tax expense (recovery) 3 (1) Revenue related to non-cash consideration (19) (36) Net gain on equity and other investments (512) (555) Net loss on equity method investment 28 10 Unrealized foreign exchange (gain) loss (19) 8 Changes in operating assets and liabilities (46) (27) Net cash provided by operating activities 423 278 Cash flows from investing activities Purchases of property and equipment (2) (2) Purchases of marketable securities (2,086) (1,781) Maturities of marketable securities 1,837 1,336 Purchases and originations of loans (844) (528) Repayments and sales of loans 628 379 Purchases of equity and other investments (4) – Acquisition of businesses, net of cash acquired (4) – Other 1 (10) Net cash used in investing activities (474) (606) Cash flows from financing activities Proceeds from the exercise of stock options 6 11 Net cash provided by financing activities 6 11 Effect of foreign exchange on cash and cash equivalents 11 (7) Net increase in cash and cash equivalents (34) (324) Cash and cash equivalents – Beginning of period 1,541 1,611 Cash and cash equivalents – End of period 1,507 1,287 Net cash provided by operating activities 423 278 less: capital expenditures (2) (2) Free cash flow (1) 421 276 Shopify Inc. Condensed Consolidated Statements of Cash Flows (In US $ millions) (1) Free cash flow is a non-GAAP financial measure calculated as cash flow from operations less capital expenditures. Shopify considers free cash flow and free cash flow margin as indicators of the efficiency and liquidity of Shopify’s business, showing cash available after capital expenditures, to make strategic investments and drive future growth. Impairment of right-of-use assets and leasehold improvements shopify

Financial Performance Constant Currency Analysis

(In US $ millions, except percentages)

The following table converts our GMV, revenues, gross profit and operating income using the comparative period's monthly average exchange rates. The table below setting out the effect of foreign exchange rates on GMV and our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with US GAAP. We have provided the below disclosure as we believe it presents a clear comparison of our period to period operating results by removing the impact of fluctuations in foreign exchange rates and to assist investors in understanding our financial and operating performance.

	Three months ended September 30,					
	GMV	Revenue	Subscription solutions revenue	Merchant solutions revenue	Gross profit	Operating income
2023 as reported (GAAP, excl. GMV)	56,205	1,714	486	1,228	901	122
2024 as reported (GAAP, excl. GMV)	69,715	2,162	610	1,552	1,118	283
Percentage change YoY (GAAP, excl. GMV)	24%	26%	26%	26%	24%	132%
Constant currency impact	81	3	1	2	1	2
Percentage change YoY (GAAP, excl. GMV) constant currency	24%	26%	25%	26%	24%	130%

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7 Forward-looking Statements This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), including statements related to Shopify’s financial outlook, including expected revenue and expenses for the next fiscal quarter. These statements can be identified by words such as “expect” and are based on Shopify’s current projections and expectations about future events and financial results. Known and unknown risks may cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, the Company’s ability to maintain expected growth and manage expenses, the impact of changes in economic conditions and consumer spending in key markets such as the United States and Europe and globally, our reliance on third party cloud providers to deliver services, a cyberattack or security breach, and serious errors or defects in software or hardware. Other factors and risks that may cause actual results to differ materially from those set out in the forward-looking statements are set out in Shopify’s most recent MD&A, and Annual Information Form and other filings made with Canadian and US regulators, available at www.sedarplus.ca and www.sec.gov. Undue reliance should not be placed on the forward-looking statements in this press release, which are based on information available to management on the date hereof and represent management’s beliefs regarding future events, projection and financial trends, which, by their nature, are inherently uncertain. The forward-looking statements are provided to give additional information about management’s expectations and beliefs and may not be appropriate for other purposes. Shopify undertakes no duty to publicly update or revise any forward-looking statements, except as may be required by law.